UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

MGM MIRAGE

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552953 10 1

(CUSIP Number)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 552953 10 1

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Tracinda Corporation
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 148,837,330 shares
(8) Shared Voting Power 0 shares
(9) Sole Dispositive Power 148,837,330 shares
(10) Shared Dispositive Power 0 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 148,837,330 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 53.9%
(14)	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 552953 10 1
(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kirk Kerkorian
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 148,837,330 shares
(8) Shared Voting Power 0 shares
(9) Sole Dispositive Power 148,837,330 shares
(10) Shared Dispositive Power 0 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 148,837,330 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 53.9%
(14)	Type of Reporting Person (See Instructions) IN

This Amendment No. 22 amends and supplements the Statement on Schedule 13D filed on August 20, 1991, as amended on June 8, 1992, October 16, 1992, February 22, 1994, March 11, 1994, November 20, 1995, January 24, 1997, September 25, 1997, August 3, 1998, August 21, 1998, September 1, 1998, June 11, 1999, November 16, 1999, April 18, 2000, February 9, 2001, May 21, 2001, November 2, 2001, May 21, 2007, June 20, 2007, August 7, 2007, August 22, 2007 and March 5, 2008 and as amended by that certain Schedule TO-T filed with the Securities and Exchange Commission by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Mr. Kirk Kerkorian, the sole shareholder of Tracinda, on December 4, 2006, as amended (as so amended, the “Schedule 13D”), relating to the common stock, $.01 par value per share (the “Common Stock”), of MGM MIRAGE, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 22 have the meanings set forth in the Schedule 13D.

Item 6. Contracts, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following:

Tracinda entered into a credit agreement, dated April 15, 2008 and amended on May 21, 2008 and June 11, 2008 (as amended, the “Credit Agreement”), for a $600 million revolving credit facility with Bank of America, N.A. (“BOA”), as agent, and Bank of America Securities LLC, as the sole lead arranger and sole and exclusive book manager. On April 15, 2008, in connection with the Credit Agreement, Tracinda entered into a pledge agreement, which was amended and restated on June 25, 2008 (as amended, the “Pledge Agreement”), with BOA for the pledge of collateral to secure borrowings under the Credit Agreement. On July 3, 2008, Tracinda pledged 50,000,000 shares of Common Stock of the Company as collateral under the Pledge Agreement. Pursuant to the Pledge Agreement, all dividends paid on the collateral pledged under the Pledge Agreement (the “Pledged Collateral”) in the form of capital stock will be pledged as additional collateral and, in the event of a default under the Credit Agreement, all voting rights and rights to receive dividends with respect to the Pledged Collateral will become vested in BOA. In connection with the Pledge Agreement, BOA was appointed as the proxyholder for all Pledged Collateral, with the right to exercise all voting rights with respect to such Pledged Collateral only upon an event of default under the Credit Agreement. Upon an event of default under the Credit Agreement, BOA has the right, among others, to transfer all Pledged Collateral into its name or to sell or dispose of such Pledged Collateral.

Item 7. Material to be filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit No.	Description

99.1	Amended and Restated Pledge Agreement, dated June 25, 2008.

99.2	Revolving Credit Facility Letter Agreement, dated April 15, 2008 (incorporated by reference to Exhibit (b)(1), to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on May 23, 2008).

99.3	First Amendment to Revolving Credit Facility Letter Agreement, dated May 21, 2008 (incorporated by reference to Exhibit (b)(4) to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on May 23, 2008).

99.4	Second Amendment to Revolving Credit Facility Letter Agreement, dated June 16, 2008 (incorporated by reference to Exhibit 7 to Amendment No. 2 to Schedule 13 D/A filed with the Securities and Exchange Commission on June 19, 2008).

99.5	Custody Agreement, dated April 15, 2008 (incorporated by reference to Exhibit (b)(3) to the Schedule TO filed with the Securities and Exchange Commission on May 9, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2008	TRACINDA CORPORATION, a Nevada corporation

	By:	/s/ ANTHONY L. MANDEKIC
	Name:	Anthony L. Mandekic
	Title:	Secretary/Treasurer

Dated: July 8, 2008	KIRK KERKORIAN

	By:	/s/ ANTHONY L. MANDEKIC
	Name:	Anthony L. Mandekic
	Title:	Attorney-in-fact*

*	Power of Attorney previously filed as Exhibit A to the Schedule 13D.